Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

SUMMARY

1.	GENERAL PRINCIPLES
1.1.	Scope
1.2.	Implementation of the POLICY
1.3.	Disclosure and Trading Committee
1.4.	Approval of or Alterations to the POLICY

2.	PERSONS BOUND BY THE POLICY
2.1.	List of persons bound by the POLICY

3.	TRADING RESTRICTIONS
3.1.	Restrictions on trading prior to and subsequent to the disclosure of a material act or fact
3.2.	Exceptional trading restriction periods (blackout periods)
3.3.	Other possible trading restrictions
3.4.	Restrictions on trading prior to and subsequent to the release of the company’s financial statements
3.5.	Restrictions on the acquisition of shares to be held in Treasury
3.6.	Possible authorized trades

4.	RIGHTS AND OBLIGATIONS OF RESTRICTED PERSONS
4.1.	Proprietary trading policy
4.2.	Obligations of restricted persons

5.	DISCLOSURE OF INFORMATION REGARDING TRADING BY MANAGEMENT AND RELATED PERSONS
5.1.	Purpose

6.	DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DISINVESTMENTS OF MATERIAL SHAREHOLDINGS AND TRADING ACTIVITY
6.1.	Purpose

7.	ADHERENCE TO THE POLICY
7.1.	Form of adherence and the responsible office

8.	CONTROLLED COMPANIES
8.1.	Trading Policy for Controlled Companies

9.	POLICY VIOLATIONS
9.1.	Sanctions
9.2.	Reporting of violations

1.	GENERAL PRINCIPLES

Scope	1.1.	The POLICY sets guidelines and procedures to be followed by the company and persons related to the company for trading securities issued by the company or indexed to the same and for the disclosure of the information referred to in items 5 and 6 below, as per CVM Instruction Nr. 358, dated January 3, 2002, thereby guaranteeing all interested parties transparency in the trading of such securities, free of any privilege for some, to the detriment of others.

Implementation of the POLICY	1.2.	Overall implementation of the POLICY is the responsibility of the Investor Relations Officer.

Disclosure and Trading Committee	1.3.	In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee:

		a)	to advise the Investor Relations Officer;

		b)	to permanently evaluate the POLICY’s applicability to current circumstances and propose any appropriate alterations;

		c)	to decide on any questions regarding the interpretation of its wording;

		d)	to take all necessary measures for the disclosure and circulation thereof;

		e)	to regulate the term of adherence process;

		f)	to investigate and decide upon cases of violation;

		g)	to analyze any official enquiries from regulatory and self-regulated entities and prepare the respective answers;

		h)	to propose solutions for any cases of omission or exceptions.

		1.3.1.	The Disclosure and Trading Committee will be comprised of between 2 (two) and 10 (ten) persons, in addition to the Investor Relations Officer, to be appointed annually by the Investor Relations Officer, and shall meet whenever convened by the Investor Relations Officer.

Approval of or alterations to the POLICY	1.4.	The POLICY may not be approved or altered while any as yet undisclosed material act or fact is still pending resolution.

2.	PERSONS BOUND BY THE POLICY

List of persons bound by the POLICY	2.1.	The following persons are to be bound by the POLICY:

		a)	the directly or indirectly controlling shareholders, company officers, members of the Board of Directors, of the Fiscal Council and of any offices with technical or advisory functions that may have been created in compliance with the company’s bylaws;

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b)	the members of the statutory organs of companies in which the company is the sole controlling shareholder;

c)	managers that withdraw from the management of the company or from the management of companies in which the company is the sole controlling shareholder, for a period of six months from the date of such withdrawal;

d)	any person that, by virtue of his/her function or position in the company, its controlling shareholder, its controlled companies or affiliates may have knowledge regarding material information;

e)	all persons that have a commercial, professional or confidential relationship with the company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system;

f)	the spouse or companion or any other dependent included in the annual income tax declarations of the persons prohibited from trading referred to in letters “a”, “b”, and “c” of this sub-item.

2.1.1.	The following also have the same status as persons prohibited from trading:

	a)	the portfolio managers and investment funds or other companies or institutions or entities of which persons prohibited from trading may be the sole quotaholders or shareholders or in the trading decisions of which such persons may be able to exert influence;

	b)	any corporate entity directly or indirectly controlled by persons prohibited from trading;

	c)	any person that may have had access to information regarding any material act or fact through any of the persons prohibited from trading.

3.	TRADING RESTRICTIONS

Restrictions on trading prior to and subsequent to the disclosure of a material act or fact	3.1.	The company and the restricted persons (sub-item 2.1) may not trade securities issued by the company or indexed to the same from the date that a material act or fact becomes known to the date of its disclosure to the market.

		3.1.1.	The Investor Relations Officer may decide to extend the restriction referred to in sub-item 3.1 beyond the date on which the material information is disclosed to the market, if, in his judgment, such trading of the securities might prove harmful to the company’s shareholders or to the company itself.

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Blackout periods	3.2.	The Investor Relations Officer may, regardless of any justification or the existence of any as yet undisclosed material act or fact, determine periods during which restricted persons may not trade in securities issued by the company or indexed to the same. The restricted persons must maintain confidentiality regarding such periods.

		3.2.1.	The Investor Relations Officer may include in the blackout period the trading referred to in sub-item 4.1 regarding Proprietary Trading.

Other possible trading restrictions	3.3	Except in the case of stock option plans, share compensation plans or the Dividend Reinvestment Program – DRP, such restrictions also apply:

		3.3.1.	To directly or indirectly controlling shareholders, company officers, members of the Board of Directors and of other statutory organs as regards (i) the purchase of securities issued by the company or indexed to the same on the same day on which the company, or any of its controlled companies, affiliates or other corporate entities under shared control, sells shares held in Treasury or is given an option or a mandate to do the same and (ii) the sale of the same securities on the same day on which the company, or any of its controlled companies, affiliates or other corporate entities under shared control, purchase shares to be held in Treasury or is given an option or a mandate to do the same. The controls to ensure that such trading does not take place on the same day are the responsibility of Itaú Corretora de Valores S.A. or Itaú USA Securities Inc., as appropriate.

		3.3.2.	To restricted persons, as regards trading in securities issued by the company or indexed to the same prior to 180 (one hundred and eighty) days from the date of the acquisition or sale of such securities on a stock exchange or an over-the-counter market.

			3.3.2.1.	The Investor Relations Officer may, exceptionally and after consulting with the Disclosure and Trading Committee, reduce this period, though continuing to comply with sub-items 3.4.1 and 3.4.2.

		3.3.3.	To restricted persons, as regards trading when there exists any intention of implementing any incorporation, partial or total spin-off, merger or corporate reorganization of the company.

Restrictions on trading prior to and subsequent to release of the company’s financial statements	3.4	The restrictions on trading also apply to:

		3.4.1.	a period of 15 (fifteen) days prior to (i) the release of quarterly (ITR) and annual (DPF) financial information, or (ii) the publication of the notice placing the same at the disposal of shareholders, in the form of Attachment A, except if the trading in questions is part of the Dividend Reinvestment Program – DRP. In the event that the company releases preliminary financial information or makes advance disclosure of such information, the restrictions on trading will cease to be in effect as soon as such release or disclosure has been made;

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3.4.2.	the period between the decision by the appropriate statutory organ to increase the company’s capital, distribute dividends, share dividends or their derivatives or approve a stock split, and the publication of the respective notice or announcement.

Restrictions on the acquisition of shares to be held in Treasury	3.5.	The company may not acquire shares for holding in Treasury in the circumstances referred to in sub-items 3.1. and 3.4.

		3.5.1.	The Board of Directors should also not decide to acquire or sell shares issued by the company itself, should any agreement or contract have been reached or signed for the transfer of shareholding control of the company, or should any option or mandate for the same have been granted, or should the intention exist of entering into an incorporation, a total or partial spin-off, a merger or a corporate reorganization, as long as the transaction has not been made public through the publication of an announcement to the market.

Possible authorized trades	3.6.	The restrictions contained in this POLICY will not apply, except in the case of the restriction referred to in sub-item 3.4.1, to:

		3.6.1.	the acquisition of shares held in Treasury by means of a private trade, in the context of a stock option plan authorized in a shareholders’ meeting, or of a share compensation plan;

		3.6.2.	the exercise of pre-emptive subscription rights associated with shares acquired in the past;

		3.6.3.	private trades between restricted persons (sub-item 2.1), defined as trades taking place outside any stock exchange or over-the-counter market.

4.	RIGHTS AND OBLIGATIONS OF RESTRICTED PERSONS

Proprietary trading policy	4.1.	Persons prevented from trading may indicate in detail their proprietary trading policy (Proprietary Policy), provided they observe the restrictions contained in sub-item 3.4.1 and, where applicable, 3.2.1.. Such persons should strictly adhere to the said Proprietary Policy.

		4.1.1.	The Proprietary Policy shall have a minimum duration of 6 (six) months and must be filed with the company 15 (fifteen) days prior to the first trade under such Policy and should be submitted without delay to the Investor Relations Officer.

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4.1.1.1.
The interested party shall indicate in his/her Proprietary Policy the approximate volume of resources to be invested, or the number of securities issued by the company, or indexed to the same, to be traded during the duration, and shall report to the office responsible for corporate affairs all trades with 5 (five) days of their taking place.

4.1.1.2.
The office responsible for corporate affairs shall keep a specific and individual control of all such Proprietary Policies and shall report to the Investor Relations Office, based on the information referred to in sub-item 4.1.1.1., any cases of deviation from the same.

4.1.1.3.
A Proprietary Policy may not be filed nor modified while any material act or fact of which the interested party has knowledge is still pending or during a period of 15 (fifteen) days prior to the release of the ITR or DFP forms.

			4.1.1.4.	The Investor Relations Officer may refuse to file any proposal for a Proprietary Policy that does not conform to this POLICY or to the existing legislation.

		4.1.2.	The office responsible for corporate affairs shall, when so required, report the Proprietary Policy to the BM&FBOVESPA, and if appropriate, to the CVM, the SEC, the NYSE and to any other applicable stock exchanges or over-the-counter markets where the company’s securities have been authorized to trade.

Obligations of restricted persons	4.2.	In addition to observing the restriction on trading, restricted persons (sub-item 2.1) must:

		4.2.1.	maintain confidentiality regarding information concerning material acts or facts and refrain from using the same to their own advantage or to that of any third party in securities markets, and make every effort to ensure that subordinates and third parties also maintain confidentiality regarding such information and do not use them for their own purposes;

		4.2.2.	use exclusively Itaú Corretora de Valores S.A. or Itaú USA Securities Inc, for the trading of the securities dealt with in this POLICY. To this end, any open positions involving securities issued by the company that such restricted persons may possess with other securities brokers must be transferred to the above-mentioned securities brokers within a maximum period of 60 (sixty) days from the publication of the POLICY or the assumption by such person of office.

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4.2.2.1.
In the event that the required trade cannot be offered by the securities brokers referred to in sub-item 4.2.2, the restricted persons may, as an exception, trade through another broker, provided that he/she receives prior authorization in writing from the Investor Relations Officer.

5.	DISCLOSURE OF INFORMATION REGARDING TRADING BY MANAGEMENT AND RELATED PERSONS

Purpose	5.1	Company officers, members of the Board of Directors, of the Fiscal Council and of any offices with technical or advisory functions that may have been created in compliance with the company’s bylaws, shall report to the office responsible for corporate affairs, which, in turn, shall report to the CVM, to the BM&FBOVESPA and, if appropriate, the SEC, the NYSE and any other stock exchanges and over-the-counter markets on which the company’s securities are authorized to trade, the holdings of and the trading in securities issued by the company or any of its controlled companies or publicly listed controlling companies, or indexed to the same, including derivatives.

5.1.1.
The reporting shall be in the form of the “Declaration of Shareholding”, an example of which can be seen in Attachment B, and should be completed by the first business day after the assumption of office by such person, or within a maximum period of 5 (five) days after each trade.

5.1.2.
The persons restricted from trading listed in sub-item 5.1 should indicate, in the declaration referred to in sub-item 5.1.1, any securities held by their spouses from whom they are not legally separated, by any companion or by any dependent included in such person’s annual income tax declaration, as well as by any corporate entities directly or indirectly owned by such restricted persons, as the case may be.

6.	DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DISINVESTMENTS OF MATERIAL SHAREHOLDINGS AND TRADING ACTIVITY

Purpose	6.1.	Any corporate entity or individual, or group of individuals, acting as a group or representing a common interest, that acquires a direct or indirect participation corresponding to 5% (five per cent) of any type or class of shares representing the capital stock of the company should submit to the company, which, in turn, will forward the same to the CVM and the BM&FBOVESPA, and, if such be the case, to the SEC, the NYSE and to any other stock exchanges or over-the-counter markets on which the company’s securities are authorized to trade, a declaration, containing the information as required in Attachment C to this POLICY.

6.1.1.
The same obligation to disclose the same information applies equally to any person or group of persons representing the same interests, owning a share participation equal to or greater than that referred to in sub-item 6.1, each time that the said share participation increases by 5% (five per cent) of the type or class of share representing the capital stock of the company.

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6.1.2.	The obligations referred to in sub-items 6.1. and 6.1.1. also apply to the acquisition of any rights over the shares, subscription warrants, equity options and share subscription rights.

6.1.3.
The persons referred to in sub-item 6.1 must also report the sale or extinction of any shares or other securities referred to in this item 6, or of any rights over the same, each time that the participation of such person in the type or class of share in question reaches the proportion of 5% (five percent) of the total of such type or class of share or security and also each time that such participation is reduced by 5% (five per cent) of the total of such type or class of share or security.

6.1.4.	In those cases where such acquisitions result in, or were made with the intention of resulting in a modification of the company’s controlling shareholder structure or its management structure, as well as in those cases where such acquisitions trigger the obligation to make a public offer, pursuant to CVM Instruction Nr. 361, dated March 5 2002, the acquiring party must cause a notice to be published in the press, containing the information contained in Attachment C.

6.1.5.	The notifications referred to in this item 6 should be made immediately after the realization of the events referred to here to the office responsible for corporate affairs.

7.	ADHERENCE TO THE POLICY

Form of adherence and the responsible office	7.1.	Persons prevented from trading (sub-item 2.1) should adhere to this POLICY by signing a specific declaration, in the form given in Attachment D, at the moment of their hiring, election, promotion or transfer, in which they declare that they are aware of all the terms of the POLICY and that they undertake to fully comply with the same.

		7.1.1.	The Disclosure and Trading Committee will indicate to each of the company’s offices which are the positions for which adherence is required.

		7.1.2.	The office responsible for any operation or transaction that could give rise to a material act or fact will indicate whichever other staff members should be required to adhere to the POLICY.

		7.1.3.	The Disclosure and Trading Committee will define the guidelines for the adherence to the POLICY of the restricted persons referred to in letter “e” of sub-item 2.1. Once such guidelines are defined, the non-adherence of any person whose adherence is required would need to be approved by the Disclosure and Trading Committee, and, even so, always provided that the service provider in question has a proprietary trading policy, with limitations on the use of material information in securities trading compatible with those provided for in the POLICY, or, in the absence of such proprietary policy, has other corporate governance mechanisms that, in the judgment of the Disclosure and Trading Committee, adequately ensure that material information regarding the company will not be used in the trading of its securities.

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7.1.4.	The adherence process should only commence after the POLICY has been circulated internally.

7.1.5.	The office in charge of corporate affairs will be responsible for ensuring the adherence of persons occupying positions subject to appointment according to the company’s bylaws, and of controlling shareholders.

	7.1.5.1.	The adherence of any other persons shall be the responsibility of the Compliance Officer of the respective office in which such staff members may work or come to work, or which is responsible for the hiring of third parties, within the terms of sub-item 7.1.5.2.

	7.1.5.2.	The adherence of the restricted persons referred to in letter “e” of sub-item 2.1 will be the responsibility of the company’s procurement area, within the terms of sub-item 7.1.2.

7.1.6.	The declarations of adherence, as provided for in sub-item 7.1.5.1. and 7.1.5.2, shall be immediately reported to the office in charge of corporate affairs, which shall maintain a centralized and updated register of all persons that have adhered to the POLICY, and which shall be responsible for making this register available to the appropriate authorities, whenever requested by the same.

8.	CONTROLLED COMPANIES

Trading policy of controlled companies	8.1.
Publicly listed companies that are controlled solely by the company should adhere to this POLICY and the rules laid down here will apply to the securities trading of each of such companies.  After each declaration of adherence, the terms and provisions of this POLICY will become the trading policy of such companies themselves, according to the terms of CVM Instruction Nr. 358, dated January 3, 2002.

	8.2.	The persons adhering to this POLICY will also be subject to the same rules when trading in the securities of companies of which the company is the sole controlling shareholder.

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9. POLICY VIOLATIONS

Sanctions	9.1	Failure to comply with the terms and provisions of this POLICY will render the violator subject to disciplinary sanctions, according to the company’s internal regulations and to those contained in this item, independently of any applicable administrative, civil or criminal sanctions.

		9.1.1.	It will be the responsibility of the Disclosure and Trading Committee, with the assistance of the company’s Internal Audit office, to investigate cases of POLICY violation, under the following conditions:

			a)	the restricted persons referred to in letters “a” and “b” of sub-item 2.1 will be liable to whatever sanctions the company’s Board of Directors decides to impose, after investigation and referral by the Disclosure and Trading Committee;

			b)	the restricted persons referred to in letter “d” of sub-item 2.1 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation;

c)
a violation perpetrated by any of the restricted persons referred to in letter “e” of sub-item 2.1shall be deemed a breach of contract, entitling the company, at no additional cost, to terminate the respective contract and demand the payment of any penalty established therein, without prejudice of any losses  and damages.

		9.1.2.	The Disclosure and Trading Committee shall report all violations to the Board of Directors.

		9.1.3.	When the violation is deemed serious, the Disclosure and Trading Committee, without prejudice of its other attributes, shall refer the case to the Ethics Committee.

Reporting of violations	9.2.	Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee.

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POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES	ATTACHMENT A

2011 CALENDAR

The schedule below sets forth the blackout periods for trading the securities or any other financial instrument related to the securities, as a result of periodic events (DFP and ITR)

Issuing companies	Periodic events	Blackout trading Periods (day.month.year)
ITAÚSA	Financial Statements/DFP December 31, 2010	07.02.2011 to 22.02.2011
14.03.2011 to 29.03.2011
	ITR – 1st Quarter/2011	18.04.2011 to 10.05.2011
	ITR – 2nd Quarter/2011	18.07.2011 to 09.08.2011
	ITR – 3rd Quarter/2011	17.10.2011 to 08.11.2011
ITAÚ UNIBANCO INVESTIMENTOS BEMGE BFB LEASING DIBENS LEASING and ITAUSEG PARTICIPAÇÕES	Financial Statements/DFP December 31, 2010	07.02.2011 to 22.02.2011
	ITR – 1st Quarter/2011	18.04.2011 to 03.05.2011
	ITR – 2nd Quarter/2011	18.07.2011 to 02.08.2011
	ITR – 3rd Quarter/2011	17.10.2011 to 01.11.2011
REDECARD	Financial Statements/DFP December 31, 2010	19.01.2011 to 02.02.2011
	ITR – 1st Quarter/2011	12.04.2011 to 28.04.2011
	ITR – 2nd Quarter/2011	12.07.2011 to 28.07.2011
	ITR – 3rd Quarter/2011	12.10.2011 to 27.10.2011
Superintendência de Assuntos Corporativos – SUAC – October 4 2011

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POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES	ATTACHMENT B

INDIVIDUAL FORM
Trading by Management and Related Persons – Art. 11 – CVM Instruction CVM Nr. 358/2002

During .....(month/year)

(    ) the only trades involving such securities (or securities indexed to the same) and derivatives, in accordance with article 11 of CVM Instruction Nr. 358/2002(1) were the following.

(    ) no trades involving such securities (or securities indexed to the same) and derivatives took place, as defined in article 11 of CVM Instruction Nr. 358/2002.  I possess the following holdings of such securities (or securities indexed to the same) and derivatives.

Company name:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)				Quantity	% participation
						Same type/class	Total

Trades
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Intermediary	Trade(3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)				Quantity	% participation
						Same type/class	Total

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Name of Controlling Shareholder:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)				Quantity	% participation
						Same type/class	Total

Trades
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Intermediary	Trade(3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)				Quantity	% participation
						Same type/class	Total

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Name of Controlled Company:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)				Quantity	% participation
						Same type/class	Total

Trades
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Intermediary	Trade(3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)				Quantity	% participation
						Same type/class	Total

(1)	When filling out the form, delete the lines with no information.
(2)	Issue/series, convertible, non-convertible, tenors, collateral, type/class etc.
(3)	Indicate manner of acquisition or sale.
(4)	Quantity times price.

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POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	ATTACHMENT C

D E C L A R A T I O N

I,..................(name and qualification, including CPF or CNPJ tax registry number, as the case may be) ............................................. in the quality of  ............................... of ITAÚ UNIBANCO HOLDING S.A., hereby DECLARE, in compliance with the requirements of Comissão de Valores Mobiliários Instruction Nr. 358/02, that  I............... (bought/ sold shares/subscription warrants/equity options/ share subscription rights) issued by ITAÚ UNIBANCO HOLDING S.A., having  ...................(reached, increased or decreased/eliminated)............ by ..........% my (direct or indirect) participation ............... , corresponding to  ....................... (shares/subscription warrants/ equity options/share subscription rights) .................. representing the capital stock of  ITAÚ UNIBANCO HOLDING S.A., as described below:

I –	Objective of my participation and the desired quantity:

[    ] – I declare that the acquisition made by me does not have the aim of modifying the company’s shareholding control structure nor its management structure.  (Sign, as the case may be).

II –	Number of shares, subscription warrants, subscription rights and equity options, by type and class, already held, directly or indirectly, by me or other person(s) related to me:

III –	Indicate any agreement or contract regulating the exercise of voting rights and the right to trade in the company’s securities:

I hereby undertake to immediately report to the office responsible for corporate affairs any modifications to the positions hereby reported which represent an increase or a decrease of 5% in the type or class of shares representing the capital stock of the company.

............   .......,.....    ............

..........................................................................

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POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	ATTACHMENT D

TERM OF ADHERENCE FOR CONTROLLING SHAREHOLDERS, MEMBERS OF
MANAGEMENT AND MEMBERS OF STATUTORY ORGANS

I.....................................[name, nationality, marital status, profession, CPF tax registry number, ID, business address and telephone] .............................................,  the undersigned, in the quality of  ............................ of Itaú Unibanco Holding S.A., hereby adhere to the POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, a copy of which I hereby receive.  The undersigned also declares that he/she is familiar with the terms thereof and undertakes to fully comply with the same.  The undersigned also declares that he/she is aware that the dates scheduled in Attachment A are determined on an annual basis and that any infractions resulting from a violation of the above-mentioned Trading Policy will render the undersigned liable to the following measures: (i) a warning for the first two infractions (the second of which will be deemed a recurrence); and (ii) depending on the gravity of the infraction, sanctions to be decided by the company’s Board of Directors.

...................,  ..........    ...................   ..........

____________________________

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POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	ATTACHMENT D

TERM OF ADHERENCE FOR STAFF MEMBERS

I.....................................[name, nationality, marital status, profession, CPF tax registry number, ID, business address and telephone] .............................................,  the undersigned, in the quality of  ............................ of Itaú Unibanco Holding S.A., hereby adhere to the POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, a copy of which I hereby receive.  The undersigned declares that he/she is familiar with the terms thereof and undertakes to fully comply with the terms of the same.  The undersigned also declares that he/she is aware that the dates scheduled in Attachment A are determined on an annual basis.

...................,  ..........    ...................   ..........

____________________________

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POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	ATTACHMENT D

TERM OF ADHERENCE FOR THIRD PARTIES

I.....................................[name, nationality, marital status, profession, CPF tax registry number, ID, business address and telephone] .............................................,  the undersigned, in the quality of  ............................ of Itaú Unibanco Holding S.A., hereby adhere to the POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, a copy of which I hereby receive.  The undersigned declares that he/she is familiar with its terms and undertakes to fully comply with the same.  The undersigned also declares that he/she is aware that the dates scheduled in Attachment A are determined on an annual basis and that any infraction of the above-mentioned  Trading Policy will render him/her liable to the following measures: (i) a warning for the first two infractions (the second infraction being deemed a recurrence); (ii) the possibility that the company, at no additional cost, will terminate the contract that gave rise to this adherence and demand payment of any penalties established therein, without prejudice of other losses and damages.

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POLICY FOR TRADING ITAU UNIBANCO HOLDING S.A. SECURITIES. (POLICY)	18